Exhibit (a)(5)(E)

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

LISA ROSENBERG,
Case No.:
Plaintiff,

vs.	COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS
PREVAIL THERAPEUTICS INC., ASA ABELIOVICH, FRANCOIS NADER, TIM ADAMS, WILLIAM H. CARSON, CARL L. GORDON, RAN NUSSBAUM, MORGAN SHENG, and PETER THOMPSON,	JURY DEMANDED

Defendants.

Plaintiff Lisa Rosenberg (“Plaintiff”), by her undersigned attorneys, alleges the following based upon personal knowledge as to her own acts and information and belief as to all other matters, based upon the investigation conducted by and through her attorneys, which included, among other things, a review of Defendants’ public documents, conference calls and announcements, U.S. Securities and Exchange Commission (“SEC”) filings, wire and press releases published by and regarding Prevail Therapeutics Inc. (“Prevail” or the “Company”), and other publicly available information, as described below.

NATURE OF THE ACTION

1. This is a federal securities action brought pursuant to Sections 14(d)(4) and 14(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(d)(4) and 78n(e), and SEC Rule 14d-9, 17 C.F.R. §240.14d-9(d) (“Rule 14d-9”), to enjoin the expiration of a tender offer (the “Offer”) which, if completed, will result in Eli Lilly and Company, through its wholly-owned subsidiary Tyto Acquisition Corporation (“Merger Sub” or “Purchaser” and with Eli Lilly and Company, “Lilly” or “Parent”) acquiring Prevail (the “Proposed Transaction”).

2. On December 15, 2020, Lilly and Prevail issued a joint press release announcing that they had entered into a definitive agreement for Lilly to acquire Prevail (the “Merger Agreement”), pursuant to which Lilly will acquire Prevail for $22.50 per share in cash plus one non-tradable contingent value right (“CVR”) worth up to $4.00 per share in cash (the “Offer Price”), in a transaction valued at up to $1.040 billion depending upon the contingent aspects of the CVR.

3. Pursuant to the Merger Agreement, Lilly commenced the Offer on December 22, 2020. The Offer is scheduled to expire after twenty business days, or one minute after 11:59 p.m. Eastern Time on January 21, 2021 (the “Expiration Time”).

4. On December 22, 2020, Prevail filed with the SEC a Solicitation/Recommendation Statement pursuant to Section 14(d)(4) of the Exchange Act on Schedule 14D-9 (the “Recommendation Statement”). The Recommendation Statement recommends that Prevail’s stockholders tender their shares in favor of the Proposed Transaction. However, the Recommendation Statement omits or misrepresents material information, constituting a violation of the Exchange Act.

5. The Proposed Transaction proposes to unlawfully divest Prevail’s public stockholders of valuable Company assets without fully disclosing all material information to them. As a result, Prevail stockholders are unable to make a fully informed decision whether to tender their shares in support of the Proposed Transaction or seek appraisal, in violation of the Exchange Act. To remedy Defendants’ violations, Plaintiff seeks to enjoin the expiration of the Offer unless and until such problems are remedied.

JURISDICTION AND VENUE

6. This Court has jurisdiction over the subject matter of this Action pursuant to Section 27 of the Exchange Act, 15 U.S.C. §78aa, 28 U.S.C. §§1331.

7. Venue is proper in this Court pursuant to Section 27 of the Exchange Act, 15 U.S.C. §78aa, and 28 U.S.C. §1391. Many of the acts and transactions giving rise to the violations of law complained of herein occurred in this District and this is the District in which the Company maintains its principal place of business. In connection with the acts, conduct and other wrongs complained of herein, Defendants used the means and instrumentalities of interstate commerce.

PARTIES

8. Plaintiff is, and has been at all times relevant hereto, a stockholder of Prevail.

9. Defendant Prevail Therapeutics Inc. (defined above as “Prevail”) is a gene therapy company with the goal of developing and commercializing disease-modifying Adeno-associated viruses (“AAV”)-based gene therapies for patients with neurodegenerative diseases. Prevail is developing PR001 for patients with Parkinson’s disease with GBA1 mutations (PD-GBA) and neuronopathic Gaucher disease (nGD); PR006 for patients with frontotemporal dementia with GRN mutations (FTD-GRN); and PR004 for patients with certain synucleinopathies. Prevail was founded in 2017 and is headquartered in New York, NY.

10. Defendant Asa Abeliovich was Prevail’s Chief Executive Officer and a member of Prevail’s Board of Directors (the “Board”) at all times relevant hereto.

11. Defendant Francois Nader was a member of the Board, and its Non-Executive Chairman, at all times relevant hereto.

12. Defendant Tim Adams was a member of the Board at all times relevant hereto. 13. Defendant William H. Carson was a member of the Board at all times relevant hereto.

14. Defendant Carl L. Gordon was a member of the Board at all times relevant hereto.

15. Defendant Ran Nussbaum was a member of the Board at all times relevant hereto.

16. Defendant Morgan Sheng was a member of the Board at all times relevant hereto.

17. Defendant Peter Thompson was a member of the Board at all times relevant hereto.

18. The defendants named in 10-17 are collectively referred to herein as the “Board” or the “Individual Defendants.”

19. The defendants named in 9-17 are collectively referred to herein as “Defendants.”

RELEVANT NON-PARTIES

20. Lilly is a century-old global healthcare company.

21. Merger Sub is a wholly owned subsidiary of Lilly formed to facilitate the Proposed Transaction. Upon consummation of the Proposed Transaction, Merger Sub would merge with and into Prevail and will cease to exist.

SUBSTANTIVE ALLEGATIONS

The Proposed Transaction

22. Prior to the opening of markets in the United States on December 15, 2020, Prevail and Lilly issued a joint press release announcing the Proposed Transaction stating, in part:

Eli Lilly and Company (NYSE: LLY) and Prevail Therapeutics Inc. (NASDAQ: PRVL) today announced a definitive agreement for Lilly to acquire Prevail for $22.50 per share in cash (or an aggregate of approximately $880 million) payable at closing plus one non-tradable contingent value right (“CVR”) worth up to $4.00 per share in cash (or an aggregate of approximately $160 million), for a total consideration of up to $26.50 per share in cash (or an aggregate of approximately $1.040 billion). The CVR is payable (subject to certain terms and conditions) upon the first regulatory approval of a product from Prevail’s pipeline as set forth in more detail below. Prevail is a biotechnology company developing potentially disease-modifying AAV9-based gene therapies for patients with neurodegenerative diseases.

The acquisition will establish a new modality for drug discovery and development at Lilly, extending Lilly’s research efforts through the creation of a gene therapy program that will be anchored by Prevail’s portfolio of clinical-stage and preclinical neuroscience assets. Prevail’s lead gene therapies in clinical development are PR001 for patients with Parkinson’s disease with GBA1 mutations (PD-GBA) and neuronopathic Gaucher disease (nGD) and PR006 for patients with frontotemporal dementia with GRN mutations (FTD-GRN). Prevail’s preclinical pipeline includes

PR004 for patients with specific synucleinopathies, as well as potential gene therapies for Alzheimer’s disease, Parkinson’s disease, amyotrophic lateral sclerosis (ALS), and other neurodegenerative disorders.

“Gene therapy is a promising approach with the potential to deliver transformative treatments for patients with neurodegenerative diseases such as Parkinson’s, Gaucher and dementia,” said Mark Mintun, M.D., vice president of pain and neurodegeneration research at Lilly. “The acquisition of Prevail will bring critical technology and highly skilled teams to complement our existing expertise at Lilly, as we build a new gene therapy program anchored by well-researched assets. We look forward to completing the proposed acquisition and working with Prevail to advance their groundbreaking work through clinical development.”

“Lilly is an established leader in neuroscience drug development and commercialization who shares our commitment to patients with neurodegenerative diseases, and I’m excited for Prevail to join the Lilly family,” said Asa Abeliovich, M.D., Ph.D., founder and chief executive officer of Prevail. “I’m incredibly proud of the Prevail team, who have made great progress advancing our pipeline of gene therapy programs for patients with these devastating disorders. In just over three years, Prevail has advanced two first-in-class gene therapy programs into clinical development for PD-GBA, nGD, and FTD-GRN, established two manufacturing platforms, and developed a broad pipeline with great potential to impact patients in need of disease-modifying treatment options. With its global scale and resources, Lilly will be the ideal organization to maximize the potential of our pipeline and accelerate our ability to bring these therapies to as many patients as possible. We look forward to working together to advance our shared mission.”

Under the terms of the agreement, Lilly will commence a tender offer to acquire all outstanding shares of Prevail Therapeutics Inc. for a purchase price of $22.50 per share in cash (or an aggregate of approximately $880 million) payable at closing plus one non-tradeable CVR. The CVR entitles Prevail stockholders to up to an additional $4.00 per share in cash (or an aggregate of approximately $160 million) payable (subject to certain terms and conditions) upon the first regulatory approval for commercial sale of a Prevail product in one of the following countries: United States, Japan, United Kingdom, Germany, France, Italy or Spain. To achieve the full value of the CVR, such regulatory approval must occur by December 31, 2024. If such regulatory approval occurs after December 31, 2024, the value of the CVR will be reduced by approximately 8.3 cents per month until December 1, 2028 (at which point the CVR will expire). There can be no assurance any payments will be made with respect to the CVR. The transaction is not subject to any financing condition and is expected to close in the first quarter of 2021, subject to customary closing conditions, including receipt of required regulatory approvals and the tender of a majority of the outstanding shares of Prevail’s common stock. Following the successful closing of the tender offer, Lilly will acquire any shares of Prevail that are not tendered in the tender offer through a second-step merger at the same consideration as paid in the tender offer.

The purchase price payable at closing represents a premium of approximately 117 percent to the 60-day volume-weighted average trading price of Prevail’s common stock ended on December 14, 2020, the last trading day before the announcement of the transaction. Prevail’s Board of Directors unanimously recommends that Prevail’s stockholders tender their shares in the tender offer. Additionally, certain Prevail stockholders, beneficially owning approximately 51 percent of Prevail’s outstanding common stock, have (subject to certain terms and conditions) agreed to tender their shares in the tender offer.

Upon closing, the impact of this transaction will be reflected in Lilly’s 2021 financial results according to Generally Accepted Accounting Principles (GAAP). There will be no change required to Lilly’s 2021 financial guidance being issued today for research and development expense or non-GAAP earnings per share as a result of this transaction.

For Lilly, Lazard is acting as sole financial advisor and Weil, Gotshal & Manges LLP is acting as legal counsel. For Prevail, Centerview Partners LLC is acting as sole financial advisor, Ropes & Gray LLP is acting as legal counsel, and Cooley LLP also provided legal counsel.

Prevail Therapeutics Pipeline

•

PR001 is being developed as a potentially disease-modifying, single-dose AAV9-based gene therapy for patients with Parkinson’s disease with GBA1 mutations (PD-GBA) and neuronopathic Gaucher disease (nGD), delivered by intra-cisterna magna injection. The PROPEL trial, a Phase 1/2 clinical trial of PR001 for the treatment of PD-GBA patients, is ongoing. The PROVIDE trial, a Phase 1/2 clinical trial of PR001 for the treatment of Type 2 Gaucher disease patients, is now recruiting. The U.S. Food and Drug Administration (FDA) has granted Fast Track Designation for PR001 for the treatment of PD-GBA and for the treatment of nGD. It has also granted Orphan Drug Designation for PR001 for the treatment of Gaucher disease, and Rare Pediatric Disease Designation for the treatment of nGD.

•

PR006 is being developed as a potentially disease-modifying, single-dose AAV9-based gene therapy for patients with frontotemporal dementia with GRN mutations (FTD-GRN), also delivered by intra-cisterna magna injection. The PROCLAIM trial, a Phase 1/2 clinical trial of PR006 for the treatment of FTD-GRN patients, is currently ongoing and the first patient was dosed in December 2020. The FDA and the European Commission have granted orphan designation for PR006 for the treatment of FTD, and the FDA has granted Fast Track Designation for PR006 for FTD-GRN.

•

PR004 is a gene therapy in preclinical development for patients with certain synucleinopathies. PR004 utilizes an AAV9 vector to deliver the GBA1 gene, which encodes glucocerebrosidase (GCase), and a molecule that suppresses expression of α-Synuclein.

•

Prevail is developing a broad pipeline of additional AAV gene therapies for the treatment of Alzheimer’s disease, ALS, Parkinson’s disease, and other neurodegenerative disorders. Preclinical development of these potential therapies is currently ongoing.

Insiders’ Interests in the Proposed Transaction

23. Prevail insiders are the primary beneficiaries of the Proposed Transaction, not the Company’s public stockholders. The Board and the Company’s executive officers are conflicted because they will secure unique benefits for themselves from the Proposed Transaction not available to Plaintiff and the public stockholders of Prevail.

24. Company insiders stand to reap a substantial financial windfall for securing the deal with Lilly. Pursuant to the Merger Agreement, all unvested equity-based awards held by Company executives will be converted into the right to receive cash payments. The following tables excerpted from the Recommendation Statement set forth the cash payments Prevail’s executive officers and directors stand to receive in connection with their vested and unvested equity awards:

Name of Executive Officer or Director	Number of Shares	Cash Value of Shares ($)(4)	Number of Shares Subject to Company Stock Options	Cash Consideration for Company Stock Options ($)(5)	Number of Shares of Company Restricted Stock	Cash Value of Shares of Company Restricted Stock ($)(6)	Number of CVRs
Directors
Timothy Adams	—	—	49,400	490,438.68	—	—	49,400
William H. Carson. M.D.	—	—	34,000	387,260.00	—	—	34,000
Carl Gordon, Ph.D., CFA(1)	13,822,463	311,005,417.50	17,000	93,840.00	—	—	13,839,463
Francois Nader, M.D.(2)	23,747	534,307.50	182,847	3,119,010.96	—	—	206,594
Ran Nussbaum(3)	1,576,881	35,479,822.50	17,000	93,840.00	—	—	1,593,881
Morgan Sheng, M.B.B.S., Ph.D., FRS	—	—	37,000	331,440.00	—	—	37,000
Peter Thompson, M.D.(1)	—	—	17,000	93,840.00	—	—	17,000
Executive Officers
Asa Abeliovich. M.D., Ph.D.	1,957,486	44,043,435	1,883,693	34,855,094.55	391,514	8,809,065.00	4,232,693
Yong Dai, Ph.D.	—	—	370,239	6,261,693.94	—	—	370,239
Franz Hefti, Ph.D.	—	—	388,939	7,039,221.81	—	—	338,939
Brett Kaplan, M.D.	—	—	506,569	8,156,482 09	—	—	506,569
Emily Minkow	13,000	292,500	416,749	7,303,048.21	—	—	429,749
Kira Schwartz, J.D.	—	—	100,000	582,000	—	—	100,000
Jeffrey Sevigny, M.D.	—	—	611,781	10,934,724.94	—	—	611,781

(1)

OrbiMed Capital GP VI LLC (“OrbiMed GP VI”) is the general partner of OrbiMed Private Investments VI, LP (“OrbiMed VI). OrbiMed Advisors LLC (“OrbiMed Advisors”) is the managing member of OrbiMed GP VI. OrbiMed Advisors exercises investment and voting power through a management committee comprised of Carl Gordon, Ph.D., CFA, Sven H. Borho and Jonathan T. Silverstein. By virtue of such relationships, OrbiMed GP VI, OrbiMed Advisors and Dr. Gordon may be deemed to have voting and investment power with respect to the shares held by OrbiMed VI and as a result, may be deemed to have beneficial ownership of these shares. Dr. Gordon is a member of OrbiMed Advisors and Peter Thompson. M.D. is an employee at OrbiMed Advisors. Both are members of our board of directors. Each of OrbiMed GP VI, OrbiMed Advisors, Messrs. Borho and Silverstein, and Drs. Gordon and Thompson disclaims beneficial ownership of the shares held by OrbiMed VI, except to the extent of its or his pecuniary interest therein, if any.

(2)	Shares held by Jesra Ventures LLC (“Jesra”). Dr. Nader, a member of our board of directors, is a member and manager of Jesra.
(3)

Consists of (a) 242,141 shares held by Pontifax (Caymen) VL.P., (b) 352,209 shares held by Pontifax (China) V L.P., (c) 906,537 shares held by Pontifax (Israel) VL.P, (together the “Pontifax V Entities”) and (d) 75,994 shares held by Pontifax Late Stage Fund, L.P. (“Late Stage”). Pontifax 5 G.P. L.P. (“Pontifax 5 GP”) is the general partner of each of the Pontifax V Entities, and Pontifax Management 4 G.P. (2015) Ltd. (“Pontifax Management”) is the general partner of Pontifax 5 GP. Ran Nussbaum and Tomer Kariv are the Managing Partners of Pontifax Management and, as a result, may be deemed to share voting and investment power with respect to the shares held by each of the Pontifax V Entities. Each of Pontifax 5 GP, Pontifax Management, Mr. Nussbaum, and Mr. Kariv disclaims beneficial ownership of those shares held by the Pontifax V Entities, except to the extent of their pecuniary interest therein, and the inclusion of the shares in this report shall not be deemed to be an admission of beneficial ownership of the reported shares for purposes of Section 16 of the Exchange Act, or otherwise. Late Stage invests side by side with Pontifax 5 GP pursuant to a Strategic Alliance Agreement with Pontifax 5 GP. Pontifax Late Stage GP Ltd. (“Late Stage GP”) is the general partner of Late Stage and the sole shareholder of Late Stage GP is Shlomo Karako. By virtue of the strategic relationship, each of Pontifax 5 GP, Pontifax Management, Mr. Nussbaum, and Mr. Kariv may be deemed to share voting and dispositive power with respect to the shares held by Late Stage in a manner similar to the voting and investment power with respect to the shares held by each of the Pontifax V Entities. In that context, each of Pontifax 5 GP, Pontifax Management, Mr. Nussbaum, and Mr. Kariv disclaims beneficial ownership of such shares, and the inclusion of the shares in this report shall not be deemed to be an admission of beneficial ownership of the reported shares for purposes of Section 16 of the Exchange Act. or otherwise.

(4)	See “Treatment of Shares” above for additional information.
(5)	See “Treatment of Company Stock Options” above for additional information.
(6)	See “Treatment of Company Restricted Stock” above for additional information.

25. Moreover, if they are terminated in connection with the merger, Prevail’s named executive officers will receive substantial severance benefits, including cash payments, in the form of golden parachute compensation, as set forth in the following table (footnotes omitted):

Name	Cash ($)	Unvested Equity ($)	Perquisites/ Benefits ($)	Total ($)
Asa Abeliovich, M.D., Ph.D.	1,174,125	19,856,351	36,000	21,066,476
Yong Dai, Ph.D.	517,050	2,418,454	24,000	2,959,504
Jeffrey Sevigny. M.D.	651,389	3,948,008	24,000	4,623,397

26. Substantial awards will be also made to the Company’s employees as a result of the Proposed Transaction. The Recommendation Statement explains that Prevail is required to establish a program for retention bonuses of up to $20,000,000 to be granted to certain executives and key employees. The Company will pay out annual bonuses for the 2020 fiscal year under the Company’s annual bonus plan in an aggregate amount equal to 120% of target bonuses in December 2020.

MATERIAL MISSTATEMENTS OR OMISSIONS

The Recommendation Statement

27. The Recommendation Statement filed with the SEC and disseminated to Prevail’s stockholders was materially incomplete and misleading. It omits relevant information about the background of the Proposed Transaction, Prevail’s forecasts, and data and assumptions underlying Centerview Partners LLC’s (“Centerview”) fairness opinion and the various valuation analyses it performed. As a result, Plaintiff cannot make an informed decision whether to tender her shares in connection with the Offer or seek appraisal.

Prevail’s Forecasts

28. Centerview’s financial analyses, among other parts of the Recommendation Statement, compares Prevail as a stand-alone company to the Proposed Transaction.

29. However, as generally explained in the Background of the Offer section of the Recommendation Statement, the Company also considered several strategic partnership and proposed collaboration agreements.

30. The potential terms of such strategic partnership and proposed collaboration agreements, including their effect on the Company’s forecasts and needs to raise capital (both of which are referenced below and in the Recommendations Statement) are unclear. Because Prevail’s choices are not only between remaining a standalone company and the Proposed Transaction, the terms of such strategic partnership and proposed collaboration agreements, including their potential effects on the Company’s forecasts and needs to raise capital, must be disclosed in the Recommendation Statement.

Background of the Transaction

31. The Recommendation Statement discloses that “[s]ince late 2019, the Company has received proposed term sheets from six global pharmaceutical companies, specifically Parent, Party A, Party B, Party C, Party D, and Party F. In each case, any confidential discussions and any diligence information provided was made available pursuant to confidentiality agreements without standstill provisions.” It further discloses that “on November 14, 2020, Party B confirmed potential interest in an acquisition of the Company to representatives from Centerview and, on November 15, 2020, amended its existing confidentiality agreement with the Company.”

32. The Recommendation statement, however, omits the nature of the amendments to Party B’s confidentiality agreement, including whether those amendments contained any “Don’t-Ask, Don’t-Waive” (“DADW”) standstill provisions which prevent a potential acquirer from making any public or private request that a target waive the standstill restrictions. Put simply, whether Party B, a global pharmaceutical company, is contractually precluded from making a topping bid is material to shareholders.

Prevail’s Forecasts

33. Public companies generally must report financial data pursuant to U.S. generally accepted accounting principles (“GAAP”). The SEC has repeatedly emphasized that disclosure of non-GAAP projections can be inherently misleading and has therefore heightened its scrutiny of the use of such projections.

34. On May 17, 2016, the SEC’s Division of Corporation Finance released new and updated Compliance and Disclosure Interpretations (“C&DIs”) on the use of non-GAAP financial measures that demonstrate the SEC’s tightening policy. One of the new C&DIs on forward-looking information, such as financial projections, requires companies to provide any reconciling metrics that are available without unreasonable efforts.

35. In order to make the projections included on page 42 of the Recommendation Statement (the “Forecasts”) materially complete and not misleading, Defendants must provide the amount of non-cash compensation based expense that was treated as a cash expense.

36. Failure to provide complete and full disclosure of the line-item projections for the metrics used to calculate those non-GAAP metrics leaves Prevail stockholders without the necessary, material information to reach a fully informed decision concerning the Company, the fairness of the merger consideration, and whether to vote in favor of the Proposed Transaction.

Centerview’s Financial Analyses

37. The Recommendation Statement describes Centerview’s fairness opinion and the various valuation analyses performed in support of its opinion. However, the description of Centerview’s fairness opinion and analyses fails to include key inputs and assumptions underlying these analyses. Without this information, as described below, Prevail’s public stockholders are unable to fully understand Centerview’s analyses and, thus, are unable to determine what weight, if any, to place on the fairness opinion in determining whether to tender their shares in connection with the Offer or, alternatively, seek appraisal. This omitted information, if disclosed, would significantly alter the total mix of information available to Prevail’s stockholders.

38. The Recommendation Statement (at p.27) states that Centerview valued the CVRs at $1.24 each based upon “the probability of success and estimated timing of the achievement of the Milestone (in each case, taking into account the relative probability of the achievement of the Milestone across each eligible indication with respect to which the Milestone may be achieved) implied by the Forecasts[.]” This assumed $1.24 value per CVR underlies all of Centerview’s financial fairness opinion. However, the Recommendation Statement fails to disclose the assessments of the Company’s management as to the probability of success and estimated timing of the achievement of the Milestone.

39. With respect to Centerview’s Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose (a) the inputs and assumptions used in utilizing discount rates ranging from 12.5% to 14.5%; (b) the present values used for the contemplated equity raises in 2022, 2024, and 2025; (c) the terminal value utilized by Centerview, and; (d) the number of shares Centerview used in its analysis.

40. With respect to Centerview’s Selected Public Company Analysis, the Recommendation Statement fails to disclose: (a) the criteria used by Centerview to select companies it deemed comparable, including what qualitative judgments were made with respect to the selected companies, (b) the other inputs and assumptions used in selecting a reference range of Enterprise Values for the Company of $350 million to $600 million.

41. With respect to Centerview’s Selected Public Company Analysis, the Recommendation Statement fails to disclose: (a) the criteria used by Centerview to select companies it deemed comparable, including what qualitative judgments were made with respect to the selected companies, (b) the other inputs and assumptions used in selecting a reference range of Enterprise Values for the Company of $350 million to $600 million.

42. With respect to Centerview’s Selected Precedent Transactions Analysis, the Recommendation Statement fails to disclose: (a) the criteria used by Centerview to select precedent transactions it deemed comparable, including what qualitative judgments were made with respect to the selected transactions, (b) the other inputs and assumptions used in selecting a reference range of Transaction Values for the Company of $12.95 to $21.65 per share, and (c) the individual premiums paid for, and identification of, each of the transactions analyzed.

43. With respect to Centerview’s Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose the bases for assuming the Company’s unlevered free cash flows would decline in perpetuity after December 31, 2040 at a rate of free cash flow decline of 20% year over year. Centerview’s Discounted Cash Flow Analysis also states that there are several assumed equity raises “as set forth in the Forecasts” that appear to be undisclosed in the Recommendation Statement.

44. With respect to Centerview’s Analyst Price Target Analysis, the Recommendation Statement omits the public equity research analysts that were reviewed, the dates on which they were published and their specific price targets. Without this omitted information, Prevail’s stockholders cannot determine whether the limited data presented accurately reflects the value of their stock at this time.

CAUSES OF ACTION

COUNT I

AGAINST ALL DEFENDANTS

FOR VIOLATIONS OF SECTION 14(d) and SEC RULE 14d-9

45. Plaintiff repeats and realleges each and every allegation above as if fully set forth herein.

46. Defendants have caused the Recommendation Statement to be issued with the intention of soliciting Prevail stockholders to tender their shares in the Offer.

47. Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure of all material information in connection with tender offers.

48. The Recommendation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which omission renders the Recommendation Statement materially false and/or misleading.

49. The misrepresentations and omissions in the Recommendation Statement are material and Prevail’s stockholders, including Plaintiff, will be deprived of their right to make an informed decision whether to tender their shares or seek appraisal if such misrepresentations and omissions are not corrected prior to the expiration of the Offer. Plaintiff has no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

(a) Preliminarily and permanently enjoining Defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

(b) In the event Defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages;

(c) Awarding compensatory, including appraisal, damages against all Defendants, jointly and severally, for all damages sustained because of Defendants’ wrongdoing, in an amount to be proven at trial, including interest thereon;

(d) Awarding Plaintiff her reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(e) Awarding such other and further relief as the Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all issues so triable.

Dated: January 5, 2021	ABRAHAM, FRUCHTER & TWERSKY, LLP

	By:	/s/ Michael J. Klein
Michael J. Klein
One Penn Plaza, Suite 2805
New York, NY 10119
Telephone: (212) 279-5050
Facsimile: (212) 279-3655
Email: mklein@aflaw.com

Attorneys for Plaintiff